Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
Year Ended August 31, 2010

		Percent
Name	Incorporation	Owned
Penford Corporation	Washington
Penford Products Co.	Delaware	100%
Penford Holdings Pty. Limited	New South Wales, Australia	100%
Penford Australia Limited	New South Wales, Australia	100%
Penford Export Corporation	U.S. Virgin Islands	100%